Form C/A


Offering Statement

of

The Lei Company Cooperative, Inc.

("The Lei Company," the "issuer,"

the "company," "we," "our," "us")


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

We will file a report with the SEC annually and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
The Lei Company Cooperative, Inc.	Cooperative corporation	California	June 6, 2017	6609 Bancroft Ave, Oakland, CA 94605	www.theleicompany.com

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Tiffany Rose Naputi Lacsado	President, Chief Financial Officer, Director	September 2017-present
Corey S. Dishmon	Secretary, Director	September 2017-present
Kristin Clayton	Director	September 2017-present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Role
Tiffany Rose Naputi Lacsado	The Lei Company	See Item (d) below.	Business Woman
Tiffany Rose Naputi Lacsado	The Teaching Excellence Center	Professional development	Training Manager
Tiffany Rose Naputi Lacsado	Marin County Women, Infants and Children (WIC) Program	Supplemental food and nutrition program for low-income pregnant, breastfeeding, and postpartum women and children under age five who have a nutritional risk	WIC Breastfeeding Peer Counselor
Corey S. Dishmon	Siemens Healthineers	Healthcare	Head of Legal and Business Development for Molecular Diagnostics
Kristin Clayton	Brookline Bank	Banking	Marketing Manager

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Tiffany Rose Naputi Lacsado	96.39%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

The Lei Company was incorporated as a California cooperative corporation in June of 2017. The company is a Pasifika--Melanesian, Micronesian and Polynesian--women's worker-owned cooperative that is based in Oakland, California. The company provides a year-round avenue to produce and sell sacred, celebratory and bereavement lei.

We operate on a 100-year business plan that has social, cultural, community wealth and environmental aspirations, as well as aiming to generate revenue. Our goals are to preserve and evolve the sacred art of lei making for future generations; cultivate and support current and future lei makers; provide business ownership and community wealth building opportunities to the Pasifika community through licensing and franchising of the business; and to source nonperishable materials from American companies and perishable materials as locally as possible.

The company currently has 5 product lines of lei: Botanical, made with perishable floral materials; Bandeau, crown style lei; Braided, made with ribbon and yarn in variety of colors representing school or ethnic pride; Bankroll, made with American and Foreign Currency and BonBon, made with a variety of snacks.

The cornerstone of The Lei Company's business plan is to become the preferred lei vendor K-12 school districts and colleges and universities. In the fall of 2017 The Lei Company became an official lei vendor for the Oakland Unified School District and a handful of Oakland public charter schools. The company provides a 10% revenue share with participating schools and offers local high school students internships. It operates an ecommerce store on its website and has a branded store on the Amazon.com platform. The company also draws an increasing amount of revenue from sales to community-based organizations for celebratory events and awards ceremonies.

The company plans on further solidifying its relationship in Oakland and expanding to neighboring city school districts and college/universities. Concurrently, the company is in a research and development phase and plans on first expanding into the funeral and then wedding floral industries to ensure year-round sales.

In 2019 the company plans to heavily invest in its marketing strategy and increasing its sales and production capacity in anticipation of graduation season while continuing its research and product development for the funeral and wedding industries.

In 7 to 10 years the company anticipates offering either licensing or franchising opportunities and creating a federated network of cooperatively owned and operated Lei Companies.

What underlies all these endeavors is the cooperative structure and its members. Members are not only workers but a source of financial capital and alongside business development, cooperative development takes place. To reach its regenerative environmental aims the company plans to cultivate its own commercial gardens to source flora for its lei.

(e) The current number of employees of the issuer.

Four.

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

Each prospective investor is hereby advised (a) that investing in securities involves a high degree of risk, including risk of losing the entire investment, and (b) to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

The following list of risk factors and the other risk factors stated elsewhere in this offering statement are not intended and should not be understood as an exhaustive list of all risks related to an investment.

Environmental and climate changes:
Natural disasters such as earthquakes, tropical storms, hurricanes, wind or dust storms, flooding, drought, erosion, rock slides, as well as environmental and climate changes, could affect the growth, transportation, and delivery of the flowers we use for our lei; could impact our ability to make lei and fill orders; and could result in a loss.

Ban on cultural items at graduations:
Schools have been increasingly banning cultural items like feathers, lei and traditional ethnic dress worn at graduation ceremonies. If school districts ban lei at graduation ceremonies, this would negatively impact the cornerstone of the company's business model.

Black-market lei:
According to anecdotal evidence, lei are sold on the street by unlicensed vendors during graduation season. Competition from the black market could hinder the company's ability to make sales or increase market share.

Liquidity:
Because there is no market for our Preferred Memberships (as such are described in Item (m) below), investors may never be able to sell their memberships or recover any part of their investment, unless we are able to complete a subsequent public offering or we are able to sell the company for cash or merge with a public company. We have no plans to do an initial public offering or sell the company.

The company relies heavily on a few key personnel. The company's success depends substantially on the efforts of a few key people. The company does not have a detailed plan to replace any of these persons in the case of death or disability, although this risk is mitigated to some extent by skill redundancies among them. The company's success also depends on its ability to recruit, train, and retain qualified staff. The loss of the services of any of key personnel, or the company's inability to recruit, train, and retain qualified staff, may have a material adverse effect on the company's business and financial condition.

The company has made only modest profits to date. The company has made only modest profits, while paying its founders only a minimal amount. There is no guarantee that the company will be able to make profits in the future or ever increase the amount of profits that it makes.

The company may need to raise additional capital. Although the company expects that it will be able to raise in this offering an amount of capital that will be sufficient to meet its requirements for the foreseeable future, the company is not working with an underwriter, placement agent or similar party, and so there is no guarantee that the company will raise any particular amount in this offering. In addition, the company's capital requirements could be greater than currently anticipated. Thus, it is possible that the company would need to raise additional capital to expand or even continue operating its business, and there is no guarantee that, in such a scenario, such additional capital would be available on terms favorable to the company or its Members, or at all.

The company is not required to pay cash dividends to investors. The company is not required to, and there is no guarantee that the company will, pay cash dividends to Preferred Members in any year or at all. Investors could be required to hold their investment indefinitely without receiving any cash distributions.

Investors have very limited voting rights. Except as required by law, the Preferred Members have no voting rights and all voting rights belong to the Worker-Members. Investors must rely on the Worker-Members to elect qualified directors and on the company's directors and officers to make strategic and operational decisions that will enable the company to succeed.

The offering price of Preferred Memberships is arbitrary. The offering price of Preferred Memberships bears no relationship to established value criteria such as net tangible assets, or a multiple of earnings and accordingly should not be considered an indication of the actual value of the company.

The company may revise the use of proceeds of this offering. This offering statement describes the company's current intentions regarding use of proceeds of this offering. However, the company will remain free to use such proceeds in a different manner, based on the judgment of its officers and directors. Failure to use such proceeds effectively could harm the business and financial condition of the company.

No tax advice. No representation or warranty of any kind is made by the company or its officers, directors, counsel or other agents or advisors with respect to any tax consequences of any investment in the company. EACH PROSPECTIVE INVESTOR IS HEREBY ADVISED TO SEEK HIS, HER OR ITS OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $150,000, and the deadline to reach the target is November 22, 2018.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $300,000. Oversubscriptions will be allocated on a first-come, first-served basis.

(i) A description of the purpose and intended use of the offering proceeds.

$150,000

If we raise the minimum target offering amount, we plan to use the proceeds as follows:

Use	Dollar Amount
Salary for Founder and CEO.	$50,000
Marketing, including a marketing and sales consultant to develop and implement a marketing strategy and train our members to take on marketing and sales support roles, with a focus on increasing revenues from Oakland Unified School District's 127	$45,000

schools.	
Increased inventory so that we can be eligible for Amazon Prime sales; increased administrative overhead; increased cost of goods; salary for one additional lei maker (to bring our total lei makers to seven); research and product development for launch of funeral heritage lei product line.	$55,000

<u>$300,000</u>

If we reach our maximum raise of $300,000, we plan to do all of the above plus:

Develop a national marketing and sales strategy.
Expand our student brand ambassadors program.
Hire designated sales support staff.
Launch our wedding heritage lei product line.
Hire an additional lei maker (for a total of 8 lei makers).
Start our own commercial lei garden.
Establish accounts directly with flower growers in Hawai'i (preferably Pasifika owned and operated flower farms) for our tropical flora needs.
Market our nonperishable solidarity leis for sale to big box stores.

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, CMS will

Send the investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that you are expected to receive.

Direct the refund of the investor's funds. Please note that the Company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

The price of the Preferred Memberships is as follows: if the company raises $300,000 in this offering, the investors in this offering will collectively own 12.63% of the company.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

The company is offering Preferred Memberships. The other class of security is Worker-Memberships. The following are the principal terms of the securities.

Preferred Dividends:	Preferred Members will be entitled to receive annual non-cumulative dividends, when, as, and if declared by the company's board of directors (the "Board"), out of any funds and assets of the company legally available therefor.
	In any year, unless each Preferred Member receives a dividend of at least five percent (5%) of the Original Issue Price (defined as the amount originally paid by such Preferred Member for his/her/its Preferred Membership), no dividend (whether based on patronage or otherwise) may be paid to Worker-Members.
	Dividends may not exceed 15% per annum.
Redemption:	The company reserves the right to redeem any or all, or any portion of, the Preferred Memberships at any time. The redemption price shall be equal to the Original Issue Price.
	Following the second anniversary of his or her investment, a Preferred Member is entitled to request redemption of his or her Preferred Membership at a price equal to the Original Issue Price. If the Preferred Member requests a redemption in the third year of investment, the Board has the discretion to pay 70 percent of the original amount invested. In the fourth year, the Board has the discretion to pay 80 percent of the original amount invested. In the fifth year, the Board has the discretion to pay 90 percent of the original amount invested. Thereafter, the redemption shall be equal to the amount originally invested.
	If the company determines that a requested redemption may impair the company's ability to operate effectively, the Board may limit, postpone, or refuse the redemption. Redemptions may be paid in the form of cash or promissory notes.
	The company shall aim to pay out in cash to the Worker-Members all funds credited to their member accounts within three years of the date they were first credited. As a general rule, written notices of allocation credited to member accounts (including notices now converted to debt) will be paid out in the order in which they are credited, with the oldest paid out first; however, the Board can decide to accelerate the repayment of debt owed to former members on a case by case basis. If the company does not have sufficient funds to pay out all funds credited to member accounts for a given fiscal year, then funds will be paid out in proportion to the balance in the member accounts.

	When a Worker-Member's membership in the company is terminated for any reason, the amount in her or his member account will automatically be redeemed in exchange for debt. The company shall repay the debt within five years of the membership termination, with interest accruing at the discount rate--as set by the Federal Reserve Bank of San Francisco--plus two percent (2%), on the amount outstanding at the end of each fiscal year.
	The company, in settling a member account, shall have the right to set off any and all indebtedness of the former member to the company.
Liquidation preference (in the case of dissolution or sale):	After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of the company, liquidation proceeds shall be paid as follows:
	First, to Preferred Members up to a maximum of each such Member's Original Issue Price.
	Following the distribution to Preferred Members, any remaining proceeds shall be used to redeem all Worker-Members' member account balances.
	Any remaining proceeds shall be distributed pro rata in accordance with lifetime patronage to all current and former worker-members, or to their heirs.
Voting rights:	Each Worker-Member has one vote regardless of such member's capital account balance. Preferred Members have no voting rights except as required by law.

The company currently has two Worker-Members whose capital accounts are valued at $2,002,000. The company also has eleven Preferred Members who have invested a total of $75,000 and collectively own 3.52% of the equity of the company. The current Preferred Members invested on the same terms as those being offering in the current raise.

Under California law, the Preferred Members must approve an amendment to the issuer's Articles of Incorporation if the amendment would

Materially and adversely affect the rights, privileges, preferences, restrictions or conditions of the Preferred Members as to voting, dissolution, redemption or transfer, or the obligations of Preferred Members in a manner different than such action affects another class of member.

Materially and adversely affect the Preferred Members as to voting, dissolution, redemption or transfer by changing the rights, privileges, preferences, restrictions or conditions of another class of member.

In addition to approval by the Preferred Members as provided above, a proposed amendment to the Articles of Incorporation must also be approved by the Worker-Members and the Board.

The Preferred Members must also approve an amendment to the company's bylaws if that action would do any of the following:

(1) Materially and adversely affect the rights or obligations of the Preferred Members as to voting, dissolution, redemption, transfer, distributions, patronage dividends, patronage, property rights, or rights to repayment of contributed capital, in a manner different than such action affects another class or another series within the same class.
(2) Materially and adversely affect the Preferred Members as to voting, dissolution, redemption, transfer, distributions, patronage dividends, patronage, property rights, or rights to repayment of contributed capital, by changing the rights, privileges, preferences, restrictions or conditions of another class or another series within the same class.
(3) Increase or decrease the number of Preferred Memberships authorized.
(4) Increase the number of memberships authorized for another class.
(5) Effect an exchange, reclassification or cancellation of all or part of the Preferred Memberships.
(6) Authorize a new class of memberships.

In addition to approval by Preferred Members as provided above, a proposed amendment to the bylaws must also be approved by the Worker-Members.

The above is only meant to be a summary of some of the rights of the Worker-Members and Preferred Members. Please see the company's bylaws included in **Exhibit A** attached hereto for a fuller description of the rights of Preferred Members and Worker-Members.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

As voting members, the Worker-Members may make decisions with which the investor disagrees, or that negatively affect the value of the investor's Preferred Membership in the company, and the investor will have no recourse to change these decisions. The investor's interests may conflict with those of other investors, and there is no guarantee that the company will develop in a way that is optimal for or advantageous to the investor.

Please also see Items (f) and (m)(1) above.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Please see Item (f) above.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

As stated in Item (m)(1) above, investors will have no voting rights except as required by law. They will thus be limited in their ability to control of influence the operations of the company.

The marketability and value of the investor's interest in the company will depend upon many factors outside the control of the investor. The company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board, and the investor will have no independent right to name or remove an officer or member of the Board of the company.

The company has authority to repurchase its securities from Members, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the investor, and create pressure on the investor to sell its securities to the company concurrently.

The investor will have limited ability to influence a potential sale of the company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the company and the Board to manage the company so as to maximize value for Members. Accordingly, the success of the investor's investment in the company will depend in large part upon the skill and expertise of the executive management of the company and the Board. If the Board authorizes a sale of all or a part of the company, or a disposition of a substantial portion of the company's assets, there can be no guarantee that the value received by the investor, together with the fair market estimate of the value remaining in the company, will be equal to or exceed the value of the investor's initial investment in the company.

The investor should be aware that there will be occasions when the company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of the company will be guided by their good faith judgment as to the company's best interests. The company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the company to its Members. By acquiring an interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

Preferred Memberships may not be transferred for one year after they are issued unless they are transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(4) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

(b) For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund MainStreet). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and
(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6.5% of offering proceeds that are actually distributed to the issuer.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

The company has received a loan from President Tiffany Lacsado in the amount of $2,958. There is no maturity date or interest rate.

(q) A description of exempt offerings conducted within the past three years.

In 2017, the company issued a Worker-Membership to Tiffany Lacsado, the company founder. The issuance was exempt under Section 4(a)(2) of the Securities Act.

The company also issued one additional Worker-Membership for $2,000.

Between 2017 and 2018, the company sold Preferred Memberships to eleven investors with a total investment of $75,000. The issuance was exempt under the federal small offering exemption (Rule 504).

The proceeds were used for business set up. Initial cost of goods sold, legal and accounting services, website development, marketing and office and production overhead.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the

Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

    (1) Any director or officer of the issuer;

    (2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

    (3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

    (4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

None.

    (s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

The Lei Company is a California cooperative corporation that has been in existence since June 2017. The company produces and sells sacred, celebratory and bereavement lei while developing the cooperative and working to improve the lives of the cooperative's members and their families.

To date all of the company's revenues have come from the sales of lei. These funds have been used to pay for administrative, production, marketing and sales and cooperative development.

The company is not yet profitable. Our goal is to be profitable by 2020.

The company does not own any significant assets other than a commercial floral refrigerator, computers, office and production equipment and the trademark of the company name.

The company has raised $75,000 in equity capital through a private offering as described in Item (q) above.

The company's current cash balance is approximately $2,200.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed with the SEC with this Form C/A as **Exhibit B**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such

disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such report will be available on the issuer's website.

The annual report will be posted on an investor page on our theleicompany.com by April 30, 2019.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

None. However, please see the **Exhibits** attached to and filed with this Form C/A, and please see the issuer's campaign page at crowdfundmainstreet.com for more information about the offering.

List of Exhibits

Exhibit A: Bylaws (attached)
Exhibit B: 2017 Reviewed Financial Statements (filed with the SEC herewith)
Exhibit C: Pitch Deck (attached)
Exhibit D: Campaign Video Transcript (attached)
Exhibit E: Campaign Page Text (attached)
Exhibit F: Articles of Incorporation (filed with the SEC herewith)

EXHIBIT A
BYLAWS

BYLAWS
OF
THE LEI COMPANY COOPERATIVE, INC.

ARTICLE I: PURPOSES

The corporation is organized and shall conduct its business primarily for the mutual benefit of its members as patrons of the corporation. The earnings, savings, or benefits of the corporation shall be used for the general welfare of the members or shall be proportionately and equitably distributed to some or all of its members or its patrons, based upon their patronage of the corporation, in the form of cash, property, evidences of indebtedness, capital credits, memberships, or services.

The corporation is democratically controlled and is not organized to make a profit for itself, as such, or for its members, as such, but primarily for its members as patrons.

The purpose of the corporation shall include creating a material positive impact on society and the environment, taken as a whole, from the business and operations of the corporation.

The corporation is a "worker cooperative," which means that it includes a class of worker-members who are natural persons whose patronage consists of labor contributed to or other work performed for the corporation. At all times, at least 51 percent of the workers shall be worker-members or candidates.

ARTICLE II: DEFINITIONS

A. *Mailing* means first-class mail, postage prepaid.

B. The *time a notice is given or sent* means, unless otherwise expressly provided, (1) the time a written notice by mail is deposited in the United States mails, postage prepaid; (2) the time any other written notice is personally delivered to the recipient, delivered to a common carrier for transmission to the recipient, or actually transmitted by electronic means to the recipient; or (3) the time any oral notice is communicated, in person or by telephone or wireless, to the recipient or to a person at the office of the recipient who the person giving the notice has reason to believe will promptly communicate it to the recipient.

C. *Electronic transmission by the corporation* means a communication (1) delivered by means of electronic communication, (2) to a recipient who has provided an unrevoked consent to the use of those means of transmission for communications, (3) that creates a record that is capable of retention, retrieval, and review, and that may thereafter be rendered into clearly legible tangible form, and (4) satisfies the requirements applicable to consumer consent to electronic records as set forth in the Electronic Signatures in Global and National Commerce Act (15 U.S.C. Sec. 7001(c)(1)).

D. *Electronic transmission to the corporation* means a communication (1) delivered by means of electronic communication, (2) as to which the corporation has placed in effect reasonable measures to verify that the sender is the person purporting to send the transmission, and (3) that creates a record that is capable of retention, retrieval, and review, and that may thereafter be rendered into clearly legible tangible form.

E. A *membership* refers to the rights a member has pursuant to the corporation's articles, bylaws, and the law. Memberships may be issued by the corporation for such consideration as is determined by the board.

F. A *worker-member* is a member of the corporation who is a natural person and also a patron of the corporation.

G. A *community investor* is a person who is not a worker-member and who holds an equity interest in the corporation.

H. A *worker* means a natural person contributing labor or services to the corporation.

I. A *candidate* means a worker who is being considered for Worker-membership in the corporation.

J. The corporation's *patrons* are its worker-members.

ARTICLE III: MEMBERS

A. Classification of Members

The corporation shall have two classes of members: (1) Worker-members and (2) Community Investors, also known as Preferred Members.

B. Worker-Membership Qualifications

A natural person may become a Worker-member of this corporation by:

- Making payment of the initial capital contribution as prescribed by the board of directors;

- Working as a candidate for the candidacy period prescribed by the board of directors;

- Being voted in by the board following the candidacy period; and

- Receiving a copy of the corporation's Disclosure Statement, bylaws, and a receipt.

If an application for Worker-membership is not accepted, the applicant's employment shall be immediately terminated, unless the board chooses to specify a further candidacy period. Following the second candidacy period, if the application is not accepted by a vote of at least two-thirds of the board, the applicant's employment shall be immediately terminated. Upon acceptance of an application, the applicant shall immediately become a Worker-member.

In the case of an application by a former member, the board may waive the Candidacy Period and accept back the former Worker-member immediately.

C. Worker-Member Resignation

A Worker-member has the right to resign as a Worker-member of the corporation by filing with the secretary of the corporation a written notice of resignation. The resignation shall become effective immediately without any action on the part of the corporation. An individual will not be allowed to work for the corporation for one month following voluntary termination of Worker-membership unless her or his Worker-membership is reinstated by the corporation. Resignation shall not relieve the resigning Worker-member from any obligation for charges incurred, dues, assessments, or fees, and this section shall not diminish any right of the corporation to enforce any such obligation or obtain damages for its breach.

D. Removal of Worker-Members

No Worker-member may be expelled or suspended except according to procedures satisfying the requirements of this section.

A Worker-member may, for any lawful reason, be expelled from the corporation by a vote of the board of directors.

The Worker-member must be given 15 days' prior notice of the expulsion, suspension, or termination and the reasons therefor and shall have an opportunity to be heard, orally or in writing, not less than five days before the effective date of the expulsion, suspension, or termination by a person or body authorized by the board to decide that the proposed expulsion, termination, or suspension not take place.

Any notice required under this section may be given by any method reasonably calculated to provide actual notice. Any notice given by mail must be given by first-class or registered mail sent to the last address of the member shown on the corporation's records.

A Worker-member who is expelled or suspended or whose Worker-membership is terminated shall be liable for any charges incurred, dues, assessments, or fees incurred before expulsion, suspension, or termination arising from contract or otherwise.

The corporation may direct a Worker-member whose expulsion is being considered to refrain from conducting business as a Worker-member until the expulsion decision is made, provided the corporation pays the Worker-member her or his average weekly wage – calculated based on the three months preceding the date of the notice given pursuant to this section – until the expulsion decision is made. The corporation may also direct a Worker-member whose expulsion is being considered to stay away from the corporation's places of business except as necessary to exercise her or his rights under law.

E. Preferred Memberships

Preferred memberships shall have no voting rights except as required by law. Preferred members shall be entitled to preferred distributions and a liquidation preference as described in Article VIII.

ARTICLE IV: MEMBER MEETINGS

A. Member Voting

The voting power of the Worker-members shall be equal. The Preferred Members shall have no voting rights.

Whenever members are disqualified from voting on any matter, they shall not be counted for the determination of a quorum at any meeting to act upon, or the required vote to approve action upon, that matter.

The affirmative vote of a majority of the Worker-members present at a duly called meeting at which a quorum is present is the act of the membership, except as otherwise specified herein.

There shall be no voting by proxy.

There shall be no cumulative voting.

As to directors elected by members, there shall be available to the members reasonable nomination and election procedures given the nature, size, and operations of the corporation.

B. Annual Meeting

An annual meeting of members shall be held at a place and time determined by the board and communicated as described in section IV(E).

Elections of directors shall be held at the annual meeting. Any other proper business may be transacted at the meeting.

C. Special Meetings

Special meetings of members for any lawful purpose may be called by the board, the president, or by 5 percent or more of the members.

If the corporation has more than four Worker-members, a special meeting may only be called by the greater of three Worker-members or 5 percent of the Worker-members. If there are fewer than four Worker-members, special meetings may be called by one Worker-member.

Upon request in writing to the corporation addressed to the attention of the chairman of the board (if any), president, vice president (if any), or secretary by any person (other than the board) entitled to call a special meeting of members, the officer forthwith shall cause notice to be given to the members entitled to vote that a meeting will be held at a time fixed by the board not less than 35 nor more than 90 days after the receipt of the request.

D. Participation by Electronic Transmission

If authorized by the board of directors in its sole discretion, and subject to the consent of any members so participating, members not physically present in person at a meeting of members may, by electronic transmission by and to the corporation or by electronic video screen communication, participate in a meeting, be deemed present in person, and vote at a meeting of members, provided that the corporation implements measures to provide members a reasonable opportunity to participate in the meeting and to vote on matters submitted to the members, including an opportunity to read or hear the proceedings of the meeting concurrently with those proceedings, and a record of any vote or action of any members participating by electronic transmission is maintained by the corporation.

Any request by the corporation to a member for consent to conduct a meeting of members by electronic transmission by and to the corporation shall include a notice that absent consent of the member, the meeting shall be held at a physical location.

E. Notice

Whenever the members are required to take any action at a meeting, a written notice of the meeting shall be given not less than 10 nor more than 90 days before the date of the meeting to each member who, on the record date for notice of the meeting, is entitled to vote thereat; provided, however, that if notice is given by mail, and the notice is not mailed by first-class, registered, or certified mail, that notice shall be given not less than 20 days before the meeting.

Notwithstanding the foregoing, the corporation is only required to provide notice of the meeting not less than 48 hours before the meeting if the meeting is a meeting of only Worker-members, provided that the notice is delivered personally to every Worker-member.

The notice shall state the place, date, and time of the meeting, the means of electronic transmission by and to the corporation or electronic video screen communication, if any, by which members may participate in that meeting, and (1) in the case of a special meeting, the general nature of the business to be transacted, and no other business may be transacted, or (2) in the case of the regular meeting, those matters which the board, at the time the notice is given, intends to present for action by the members. The notice of any meeting at which directors are to be elected shall include the names of all those who are nominees at the time the notice is given to members.

Notwithstanding the foregoing, any of the following decisions, other than by unanimous approval by those entitled to vote, shall be valid only if the general nature of the proposal was stated in the notice of meeting or in any written waiver of notice:

- Removal of directors;

- Election of one or more directors to fill one or more vacancies;

- Approval of a contract or other transaction between the corporation and one or more of its directors, or between the corporation and any corporation, firm, or association in which one or more of its directors has a material financial interest or is a director;

- Amendment of the articles of incorporation; and

- Approval of a plan of distribution upon winding up of the corporation under Section 12658 of the California Corporations Code.

Notice of a members' meeting or any report shall be given personally, by electronic transmission by the corporation, or by mail or other means of written communication, addressed to a member at the address of such member appearing on the books of the corporation or given by the member to the corporation for purpose of notice; or if no such address appears or is given, at the place where the principal office of the corporation is located or by publication at least once in a newspaper of general circulation in the county in which the principal office is located.

If any notice or report addressed to the member at the address of such member appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate the United States Postal Service is unable to deliver the notice or report to the member at such address, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available for the member upon written demand of the member at the principal office of the corporation for a period of one year from the date of the giving of the notice or report to all other members.

Notice shall *not* be given by electronic transmission by the corporation under this section after either of the following:

- The corporation is unable to deliver two consecutive notices to the member by that means
- The inability to so deliver notices to the member becomes known to the secretary, any assistant secretary, or other person responsible for the giving of notice.

F. Waiver of Notice

The transactions of any meeting of members however called and noticed, and wherever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present, and if, either before or after the meeting, each of the persons entitled to vote, not present in person, provides a waiver of notice or consent to the holding of the meeting or an approval of the minutes thereof in writing. All such waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Attendance of a person at a meeting shall constitute a waiver of notice of and presence at such meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice but not so included, if such objection is expressly made at the meeting.

Neither the business to be transacted at nor the purpose of any regular or special meeting of members need be specified in any written waiver of notice, consent to the holding of the meeting, or approval of the minutes thereof.

G. Adjourned Meetings

When a members' meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof (or the means of electronic transmission by and to the corporation or electronic video screen communication, if any, by which members may participate) are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each member of record entitled to vote at the meeting.

H. Written Ballot

Prior to any regular or special meeting of members, the board may authorize distribution of a written ballot to every member entitled to vote at the meeting. Such ballot shall set forth the action proposed to be taken at the meeting, shall provide an opportunity to specify approval or disapproval of the proposed action, and shall state that unless revoked by the member voting in person at the meeting, the ballot will be counted if received by the corporation on or before the time of the meeting with respect to which it was sent. If ballots are so distributed with respect to a meeting, the number of members voting at the meeting by unrevoked written ballots shall be deemed present at the meeting for purposes of determining the existence of a quorum but only with respect to the proposed action referred to in the ballots.

Written ballots may be distributed for the election of directors. The term "written ballot" does not include a ballot distributed at a special or regular meeting of members.

A written ballot distributed to 10 or more members of the corporation if it has 100 or more members shall afford an opportunity on the form of written ballot to specify a choice between approval and disapproval of each matter or group of related matters intended, at the time the written ballot is distributed, to be acted upon by such written ballot, and shall provide, subject to reasonable specified conditions, that where the person solicited specifies a choice with respect to any such matter the vote shall be cast in accordance therewith.

In any election of directors, any form of written ballot in which the directors to be voted upon are named therein as candidates and which is marked by a member "withhold" or otherwise marked in a manner indicating that the authority to vote for the election of directors is withheld shall not be voted for the election of a director.

I. Quorum

A majority of the Worker-members shall constitute a quorum at a meeting of members. If a quorum is present, the affirmative vote of the majority of the Worker-members entitled to vote shall be the act of the members unless the vote of a greater number is required by the articles or bylaws.

The members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough members to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the members required to constitute a quorum or, if required by the articles or the bylaws, the vote of the greater number so required.

In the absence of a quorum, any meeting of members may be adjourned from time to time by the vote of a majority of the votes represented in person, but no other business may be transacted, except as provided in the preceding paragraph.

J. Action Without a Meeting

Any action which may be taken at any regular or special meeting of members may be taken without a meeting if the corporation distributes a written ballot to every member entitled to vote on the matter. That ballot and any related material may be sent by electronic transmission by the corporation and responses may be returned to the corporation by electronic transmission to the corporation. That ballot shall set forth the proposed action, provide an opportunity to specify approval or disapproval of any proposal, and provide a reasonable time within which to return the ballot to the corporation.

Approval by written ballot pursuant to this section shall be valid only when the number of votes cast by ballot within the time period specified equals or exceeds the quorum required to be present at a meeting authorizing the action, and the number of approvals equals or exceeds the number of votes that would be required to approve at a meeting at which the total number of votes cast was the same as the number of votes cast by ballot.

All such ballots shall indicate the number of responses needed to meet the quorum requirement and, with respect to ballots other than for the election of directors, shall state the percentage of approvals necessary to pass the measure submitted. The solicitation must specify the time by which the ballot must be received in order to be counted.

Directors may be elected by written ballot under this section.

A written ballot may not be revoked.

Notice of the vote shall be given personally, by electronic transmission by the corporation, or by mail or other means of written communication, addressed to a member at the address of such member appearing on the books of the corporation or given by the member to the corporation for purpose of notice; or if no such address appears or is given, at the place where the principal office of the corporation is located or by publication at least once in a newspaper of general circulation in the county in which the principal office is located.

If the ballot addressed to the member at the address of such member appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate the United States Postal Service is unable to deliver ballot to the member at such address, all future ballots shall be deemed to have been duly given without further mailing if the same shall be available for the member upon written demand of the member at the principal office of the corporation for a period of one year from the date of the giving of the ballot to all other members.

The ballot shall not be delivered by electronic transmission by the corporation after either of the following:

(1) The corporation is unable to deliver two consecutive notices to the member by that means.
(2) The inability to so deliver the notices to the member becomes known to the secretary, any assistant secretary, the transfer agent, or other person responsible for the giving of the notice.

Any form of written ballot distributed to 10 or more members if the corporation has 100 or more members shall afford an opportunity on the form of written ballot to specify a choice between approval and disapproval of each matter or group of related matters intended, at the time the written ballot is distributed, to be acted upon by such written ballot, and shall provide, subject to reasonable specified conditions, that where the person solicited specifies a choice with respect to any such matter the vote shall be cast in accordance therewith.

In any election of directors, any form of written ballot in which the directors to be voted upon are named therein as candidates and which is marked by a member "withhold" or otherwise marked in a manner indicating that the authority to vote for the election of directors is withheld shall not be voted for the election of a director.

The secretary shall cause a vote to be taken by written ballot upon any action or recommendation proposed in writing by 20 percent of the members of the corporation.

K. Record Date

The board may fix, in advance, a date as the record date for the purpose of determining the members entitled to notice of any meeting of members. Such record date shall not be more than 60 nor less than 10 days before the date of the meeting. If no record date is fixed, members at the close of business on the business day preceding the day on which notice is given or, if notice is waived, at the close of business on the business day preceding the day on which the meeting is held are entitled to notice of a meeting of members. A determination of members entitled to notice of a meeting of members shall apply to any adjournment of the meeting unless the board fixes a new record date for the adjourned meeting.

The board may fix, in advance, a date as the record date for the purpose of determining the members entitled to vote at a meeting of members. Such record date shall not be more than 60 days before the date of the meeting. Such record date shall also apply in the case of an adjournment of the meeting unless the board fixes a new record date for the adjourned meeting. If no record date is fixed, members on the day of the meeting who are otherwise eligible to vote are entitled to vote at the meeting of members or, in the case of an adjourned meeting, members on the day of the adjourned meeting who are otherwise eligible to vote are entitled to vote at the adjourned meeting of members.

ARTICLE V: DIRECTORS

A. Powers

All corporate decisions shall be made by the board of directors, except as otherwise provided in the bylaws.

B. Directors and Board Composition

The number of directors shall be not less than three nor more than five with the exact number of directors to be fixed, within the limits specified, by a vote of the directors.

B. Terms of Office

The term of office of the directors shall be four years.

Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified, unless the director has been removed from office.

C. Voting

Each director shall have one vote on each matter presented to the board of directors for action. No director may vote by proxy.

The vote of a majority of the directors present at a duly called and noticed meeting at which a quorum is present is the act of the board.

D. Notice of Board Meetings

Regular meetings will be held at such times specified by the board of directors at the principal office of the corporation or such other place specified by the board of directors. If the day fixed for the regular meeting falls on a legal holiday, the meeting shall be held at the same time and place on the next business day.

Special meetings of the board shall be held upon four days' notice by first-class mail or 48 hours' notice delivered personally, by telephone, including a voice messaging system, or by electronic transmission by the corporation. A notice, or waiver of notice, need not specify the purpose of any regular or special meeting of the board.

E. Waiver of Notice

Notice of a meeting need not be given to any director who provides a waiver of notice or consent to holding the meeting or an approval of the minutes thereof in writing, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to that director.

All waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meetings.

F. Participation by Electronic Transmission

Members of the board may participate in a meeting through use of conference telephone, electronic video screen communication, or electronic transmission by and to the corporation. Participation in a meeting through use of conference telephone or electronic video screen communication pursuant to this section constitutes presence in person at that meeting as long as all members participating in the meeting are able to hear one another.

Participation in a meeting through use of electronic transmission by and to the corporation, other than conference telephone and electronic video screen communication pursuant to this subdivision constitutes presence in person at that meeting if both of the following apply:

(1) Each director participating in the meeting can communicate with all of the other members concurrently; and

(2) Each director is provided the means of participating in all matters before the board, including, without limitation, the capacity to propose, or to interpose an objection to, a specific action to be taken by the corporation.

G. Quorum

A majority of the number of directors then in office constitutes a quorum of the board for the transaction of business.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors if any action taken is approved by at least a majority of the required quorum for the meeting, or a greater number as is required by the articles or bylaws.

H. Adjournment

A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for more than 24 hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of the adjournment.

I. Action Without a Meeting

Any action required or permitted to be taken by the board may be taken without a meeting, if all members of the board shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the board.

The action by written consent shall have the same force and effect as a unanimous vote of the directors.

J. Board Vacancies

"Vacancy" when used with respect to the board means any authorized position of director which is not then filled, whether the vacancy is caused by death, resignation, removal, change in the number of directors authorized in the articles or bylaws, or otherwise.

The board may declare vacant the office of a director whose eligibility for election as a director has ceased, or who has been declared of unsound mind by a final order of court, or convicted of a felony.

Except for a vacancy created by the removal of a director, vacancies on the board may be filled by approval of the board or, if the number of directors then in office is less than a quorum, by (1) the unanimous written consent of the directors then in office, (2) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice, or (3) a sole remaining director.

Vacancies occurring on the board by reason of the removal of directors may be filled only by the members.

The members may elect a director at any time to fill any vacancy not filled by the directors.

K. Resignation

Any director may resign effective upon giving written notice to the president, the secretary, or the board of directors of the corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

L. Removal

Any or all directors may be removed without cause if one of the following applies:
- So long as the corporation has fewer than 50 Worker-members, the removal is approved by a majority of all Worker-members.
- When the corporation has 50 or more Worker-members, the removal is approved or ratified by the affirmative vote of a majority of the votes of Worker-members represented and voting at a duly held meeting at which a quorum is present (which affirmative votes also constitute a majority of the required quorum) or written ballot in conformity with Section 12463 of the California Corporations Code.

Any reduction of the authorized number of directors does not remove any director prior to the expiration of the director's term of office.

M. Directors' Duties

1. In discharging the duties of their respective positions and in considering the best interests of the corporation, the board of directors, committees of the board, and individual directors shall consider the effects of any action or inaction upon
- the members of the corporation;
- the employees and work force of the corporation, its subsidiaries, and its suppliers;
- the interests of its customers as beneficiaries of the purpose of the corporation to have a material positive impact on society and the environment;
- community and societal factors, including those of each community in which offices or facilities of the corporation, its subsidiaries, or its suppliers are located;
- the local and global environment;
- the short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation; and
- the ability of the corporation to create a material positive impact on society and the environment, taken as a whole.

2. In discharging his or her duties, and in determining what is in the best interests of the corporation, a director shall not be required to regard any interest, or the interests of any particular group affected by such action, including the community investors, as a dominant or controlling interest or factor.

3. A director does not have a duty to any person other than a member in its capacity as a member with respect to the purpose of the corporation or the obligations set forth in this section, and nothing in this section express or implied, is intended to create or shall create or grant any right in or for any person other than a member or any cause of action by or for any person other than a member.

4. Any director is entitled to rely on the provisions regarding "best interests" as set forth above in enforcing his or her rights hereunder, and under state law and such reliance shall not, absent another breach, be construed as a breach of a director's duty of care, even in the context of a

change in control transaction where, as a result of weighing the interests set forth in this section, a director determines to accept an offer, between two competing offers, with a lower price.

ARTICLE VI: COMMITTEES

The board may, by resolution adopted by a majority of the number of directors then in office, provided that a quorum is present, create one or more committees, each consisting of two or more directors, to serve at the pleasure of the board. Appointments to such committees shall be by a majority vote of the directors then in office. The board may appoint one or more directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the board or in the bylaws, shall have all the authority of the board, except with respect to:

(1) The approval of any action for which approval of the members is required;

(2) The filling of vacancies on the board or in any committee which has the authority of the board;

(3) The fixing of compensation of the directors for serving on the board or on any committee;

(4) The amendment or repeal of bylaws or the adoption of new bylaws;

(5) The amendment or repeal of any resolution of the board which by its express terms is not so amendable or repealable;

(6) The appointment of committees of the board or the members thereof; and

(7) The expenditure of corporate funds to support a nominee for director after there are more people nominated for director than can be elected.

A committee exercising the authority of the board shall not include as members persons who are not directors. However, the board may create other committees that do not exercise the authority of the board and these other committees may include persons regardless of whether they are directors.

ARTICLE VII: OFFICERS

A. Offices

The corporation shall have a president, a secretary, a chief financial officer (also known as treasurer), and such other officers with such titles and duties as shall be determined by the board.

B. Qualifications

Any number of offices may be held by the same person.

C. Election of Officers

The officers shall be elected by the board by written ballot and shall serve until resignation or removal.

Officers may be removed by a vote of the board.

D. Resignation

Any officer may resign at any time upon written notice to the corporation without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

E. Vacancy

A vacancy in any office resulting from an officer's death, resignation, removal, or disqualification, or from any other cause, will be filled by the board.

F. Duties of President

The president is the chief executive officer of the corporation. The president shall preside at board and membership meetings and will exercise and perform such other powers and duties as may be assigned from time to time by the board of directors.

G. Duties of Secretary

The secretary will keep, or cause to be kept, at the principal executive office or such other place as designated by the board of directors, a book of minutes of all meetings and actions of the members, of the board of directors, and of committees of the board.

The secretary will keep, or cause to be kept, at the principal executive office, the records of the corporation required to be kept as described in Article XI.

The secretary will give notice, or cause notice to be given, of all members' meetings, board meetings, and meetings of committees of the board for which notice is required by statute or by the bylaws. If the secretary or other person authorized by the secretary to give notice fails to act, notice of any meeting may be given by any other officer of the corporation.

The secretary will have such other powers and perform other duties as prescribed by the board of directors or by the bylaws.

H. Duties of Chief Financial Officer

The chief financial officer will keep, or cause to be kept, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and memberships.

The chief financial officer will (1) deposit corporate funds and other valuables in the corporation's name and to its credit with depositaries designated by the board of directors; (2) make disbursements of corporate funds as authorized by the board; (3) render a statement of the corporation's financial condition and an account of all transactions conducted as chief financial officer whenever requested by the president or the board of directors; and (4) have other powers and perform other duties as prescribed by the board of directors or the bylaws.

The chief financial officer will be deemed to be the treasurer for purposes of giving any reports or executing any certificates or other documents.

ARTICLE VIII: ALLOCATIONS AND DISTRIBUTIONS

A. Fiscal Year

The fiscal year of the corporation shall end on the last day of December of each year.

B. Definitions

"Patronage" may be measured by work performed, including, but not limited to, wages earned, number of hours worked, number of jobs created, or some combination of these measures, as determined by the board in its sole discretion. Unless otherwise determined by the board, Patronage shall be defined as the number of hours worked by each Worker-member for the corporation.

"Patronage Dividends" shall have the definition contained in Internal Revenue Code Section 1388(a) (dividends paid to members based on Patronage). Net earnings declared as Patronage Dividends with respect to a period of time, and paid to a member, shall be apportioned among the members in accordance with the ratio that each member's patronage during the period bears to total patronage by all members during the period. Patronage Dividends may only be made to the Worker-member class.

"Distribution" means the distribution of dividends, but does not include Patronage Dividends. Distributions in any fiscal year shall not exceed 15 percent, multiplied by contributions (whether by membership fees, capital credits, or otherwise) to capital.

"Member Account" shall be defined as each member's capital account in the corporation (initial capital contribution plus written notices of allocation minus Patronage Dividends and Distributions minus losses allocated to the member account plus/minus any other item that affects the balance in the member's capital account). Prior to each new round of equity investment in the Company, Member Accounts shall be "booked up" in accordance with the Internal Revenue Code.

The "Collective Account" shall be reserves that are retained in the corporation and not allocated to members.

C. Allocations and Distributions

Preferred Shareholders will be entitled to receive annual non-cumulative Distributions, when, as, and if declared by the board, out of any funds and assets of the corporation legally available therefor.

With respect to any fiscal year, unless each Preferred Shareholder receives a Distribution of at least five percent (5%) of the amount originally paid by such Preferred Shareholder for his/her/its membership (the "Original Issue Price"), no Patronage Dividend of Distribution may be paid to the Worker-members.

Any amounts allocated by the board to reserves shall be allocated to the Collective Account.

Any fiscal year loss shall be allocated seventy-five percent (75%) to Worker-member Accounts in proportion to Patronage during the fiscal year and twenty-five (25%) to the Collective Account, with the exception of Losses occurring and/or carried over from the corporation's first two fiscal years which shall be allocated 100% to the Collective Account.

Except for the five percent (5%) target Distribution to Preferred Shareholders, the percentages referred to in this section can be changed for a coming fiscal year by the board.

At the request of any Preferred Member and with approval of the board, Preferred Distributions, rather than being paid in cash, may be allocated to such Preferred Member's capital account.

D. Patronage Dividends

The apportionment, distribution, and payment of net earnings to Worker-members provided for herein may be paid in cash, credits, or written notices of allocation as determined by the board in its sole discretion.

Patronage Dividends shall be made fifty percent (50%) in cash and fifty percent (50%) to each individual Member Account as a written notice of allocation, unless different proportions are approved by the board within eight-and-a-half months following the fiscal year's close – however, at least twenty percent (20%) must be distributed in cash.

Written notices of allocation may be qualified or non-qualified or a combination of the two as determined by the board in its sole discretion.

E. Worker-Members' Covenant to Declare Income for Tax Purposes

Each member shall take into account on his or her income tax return the amount of any Patronage Dividends which are made in qualified written notices of allocation (as defined in 26 U.S.C. Section 1388) at their stated dollar amounts in the manner provided in 26 U.S.C. Section

1385(a) in the taxable year in which such written notices of allocation are received by the member.

F. Redemption of Preferred Memberships

The corporation has the right to redeem any or all, or any portion of, Preferred Memberships at any time. The Redemption Price shall be the Original Issue Price.

Following the second anniversary of his or her investment, a Preferred Member is entitled to request redemption of his or her Membership at a price equal to the amount originally invested. If the Preferred Member requests a redemption in the third year of investment, the board has the discretion to pay 70 percent of the original amount invested. In the fourth year, the board has the discretion to pay 80 percent of the original amount invested. In the fifth year, the board has the discretion to pay 90 percent of the original amount invested. Thereafter, the redemption shall be equal to the amount originally invested.

If the corporation determines that a requested redemption may impair the corporation's ability to operate effectively, the board may limit, postpone, or refuse the redemption. Redemptions may be paid in the form of cash or promissory notes.

G. Payment Rights Regarding Worker-Member Accounts

When a Worker-member's membership in the corporation is terminated for any reason, the amount in her or his Member Account will automatically be redeemed in exchange for debt. The corporation shall repay the debt within five years of the membership termination, with interest accruing at the discount rate – as set by the Federal Reserve Bank of San Francisco – plus two percent (2%), on the amount outstanding at the end of each fiscal year.

The corporation, in settling a Member Account, shall have the right to set off any and all indebtedness of the former member to the corporation.

H. Periodic Redemption of Worker-Member Accounts

The corporation shall aim to pay out in cash to the Worker-members all funds credited to their Member Accounts within three (3) years of the date they were first credited. As a general rule, written notices of allocation credited to Member Accounts (including notices now converted to debt) will be paid out in the order in which they are credited, with the oldest paid out first; however, the board can decide to accelerate the repayment of debt owed to former members on a case by case basis. If the corporation does not have sufficient funds to pay out all funds credited to Member Accounts for a given fiscal year, then funds will be paid out in proportion to the balance in the Member Accounts.

I. Unclaimed Equity Interests

Any proprietary interest in the corporation held by a member that would otherwise escheat to the State of California as unclaimed personal property shall instead become the property of the corporation if the corporation gives at least 60 days prior notice of the proposed transfer to the affected member by (1) first-class or second-class mail to the last address of the member shown on the corporation's records, and (2) by publication in a newspaper of general circulation in the county in which the corporation has its principal office. No property or funds shall become the property of the corporation under this section if written notice objecting to the transfer is received by the corporation from the affected member prior to the date of the proposed transfer.

J. Distributions Upon Liquidation or Sale

After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of the corporation, liquidation proceeds (including proceeds from a Deemed Liquidation Event (defined below)) shall be paid to Preferred Members up to a maximum of the Original Issue Price before Worker-members receive any liquidation proceeds.

Following the distribution to Preferred Members, any remaining proceeds shall be used to redeem all Worker-members' Member Account Balances.

Any remaining proceeds shall be distributed pro rata in accordance with lifetime Patronage to all current and former Worker-members, or to their heirs. No distribution need be made to any person who fails to acknowledge the receipt of notice of such distribution in a timely manner. Said notice shall be deemed sufficient if sent by certified mail, at least 30 days before distribution of any residual assets, to the person's last known business or residence address.

"*Deemed Liquidation Event*" means: (i) a merger or consolidation in which (x) the corporation is a constituent party or (y) a subsidiary of the corporation is a constituent party and the corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the corporation or a subsidiary in which the shares of capital stock of the corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (ii) the sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, by the corporation or any subsidiary of the corporation of all or substantially all the assets of the corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation, or otherwise) of one or more subsidiaries of the corporation if substantially all of the assets of the corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license, or other disposition is to a wholly owned subsidiary of the corporation.

K. Limitations

The corporation shall not purchase or redeem memberships, or pay a Patronage Dividend to members out of earnings of the corporation on nonmember patronage, or make a Distribution, if the corporation purchasing or redeeming memberships or making the Distribution is, or as a result thereof would be, likely to be unable to meet its liabilities (except those whose payment is otherwise adequately provided for) as they mature.

ARTICLE IX: CHECKS AND CONTRACTS

A. Authorized Signatories for Checks

All checks, drafts, other orders for payment of money, notes, or other evidences of indebtedness issued in the name of or payable to the corporation will be signed or endorsed by the person or persons in the manner authorized from time to time by resolution of the board of directors.

B. Executing Corporate Contracts and Instruments

The board of directors by resolution may authorize any officer, officers, agent, or agents to enter into any contract or to execute any instrument in the name of and on behalf of the corporation. This authority may be general or it may be confined to one or more specific matters. No officer, agent, employee, or other person purporting to act on behalf of the corporation will have any power or authority to bind the corporation in any way, to pledge the corporation's credit, or to render the corporation liable for any purpose or in any amount, unless that person was acting with authority granted by the board of directors as provided in these bylaws, or unless an unauthorized act was later ratified by the corporation.

ARTICLE X: TRANSFER OF MEMBERSHIPS

No Worker-member may transfer her or his membership or any right arising therefrom. Any attempted assignment or transfer shall be wholly void and shall confer no rights on the intended assignee or transferee. All rights as a Worker-member of the corporation cease upon the member's death.

ARTICLE XI: RECORDS

A. Records Required to Be Kept

The corporation shall keep at its principal office:

- the original or a copy of its articles and bylaws as amended to date;

- adequate and correct books and records of account;

- minutes of the proceedings of its members, board, and committees of the board; and

- a record of its members giving their names and addresses and the class of membership.

Minutes and other books and records shall be kept either in written form or in any other form capable of being converted into clearly legible tangible form or in any combination of the foregoing.

B. Inspection Rights

The corporation's bylaws and articles shall be open to inspection by the members at all reasonable times during office hours.

Any such inspection may be made in person or by agent or attorney and the right of inspection includes the right to copy and make extracts.

The accounting books and records and minutes of proceedings of the members and the board and committees of the board shall be open to inspection upon the written demand on the corporation of any member at any reasonable time, for a purpose reasonably related to such person's interests as a member.

Every director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the corporation.

A member or members possessing 5 percent or more of the voting power for a purpose reasonably related to the members' interest as members may do either or both of the following:

(1) Inspect and copy the record of all the members' names, addresses, and voting rights, at reasonable times, upon five business days' prior written demand upon the corporation which demand shall state the purpose for which the inspection rights are requested; or
(2) Obtain from the secretary of the corporation, upon written demand and tender of a reasonable charge, a list of the names, addresses, and voting rights of those members entitled to vote for the election of directors, as of the most recent record date for which it has been compiled or as of a date specified by the member subsequent to the date of demand. The demand shall state the purpose for which the list is requested. The membership list shall be made available on or before the later of 10 business days after the demand is received or after the date specified therein as the date as of which the list is to be compiled.

Where the corporation reasonably believes that the information will be used for another purpose, or where it provides a reasonable alternative as described below, it may deny the member access to the list.

Within 10 business days after receiving a demand for inspection, the corporation may deliver to the person or persons making the demand a written offer of an alternative method of achieving the purpose identified in the demand without providing access to or a copy of the membership list. An alternative method which reasonably and in a timely manner accomplishes the proper purpose set forth in the demand shall be deemed a reasonable alternative, unless within a reasonable time after acceptance of the offer the corporation fails to do those things which it offered to do. Any rejection of the offer shall be in writing and shall indicate the reasons the alternative proposed by the corporation does not meet the proper purpose of the demand.

C. Annual Report

So long as the corporation does not have more than 25 members at any time during the fiscal year, it shall not be required to prepare an annual report.

D. Required Notices

The corporation shall furnish annually to its members and directors a statement of any transaction or indemnification of a kind described in subdivision (d) or (e) of Section 12592 of the California Corporations Code, if any such transaction or indemnification took place. The statement shall be provided by mailing or delivering the required statement within 120 days after the close of the corporation's fiscal year. The statement may be sent by electronic transmission by the corporation.

For a period of 60 days following the conclusion of an annual, regular, or special meeting of members, the corporation shall, upon written request from a member, forthwith inform the member of the result of any particular vote of members taken at the meeting, including the number of memberships voting for, the number of memberships voting against, and the number of memberships abstaining or withheld from voting. If the matter voted on was the election of directors, the corporation shall report the number of memberships cast for each nominee for director.

ARTICLE XII: INDEMNIFICATION

The corporation shall have power to indemnify its officers, directors, employees, and agents to the fullest extent permitted by law.

ARTICLE XIII: STANDARDS OF CONDUCT

A. General Standards

A director shall perform the duties of a director, including duties as a member of any committee of the board upon which the director may serve, in good faith, in a manner such director believes to be in the best interests of the corporation and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

In performing the duties of a director, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by:

(1) One or more officers or employees of the corporation whom the director believes to be reliable and competent in the matters presented;

(2) Counsel, independent accountants or other persons as to matters which the director believes to be within such person's professional or expert competence; or

(3) A committee upon which the director does not serve that is composed exclusively of any or any combination of directors, persons described in paragraph (1), or persons described in paragraph (2), as to matters within the committee's designated authority, which committee the director believes to merit confidence, so long as, in any such case, the director acts in good faith, after reasonable inquiry when the need therefor is indicated by the circumstances and without knowledge that would cause such reliance to be unwarranted.

B. Contracts with Interested Persons

No contract or other transaction between the corporation and one or more of its directors, or between the corporation and any domestic or foreign corporation, firm, or association in which one or more of its directors has a material financial interest, is either void or voidable because such director or directors or such other corporation, business corporation, firm, or association are parties or because such director or directors are present at the meeting of the board or a committee thereof which authorizes, approves or ratifies the contract or transaction, if:

(1) The material facts as to the transaction and as to such director's interest are fully disclosed or known to the members and such contract or transaction is approved by the members in accordance with Section 12224 of the California Corporations Code in good faith, with any membership owned by any interested director not being entitled to vote thereon;

(2) The material facts as to the transaction and as to such director's interest are fully disclosed or known to the board or committee, and the board or committee authorizes, approves, or ratifies the contract or transaction in good faith by a vote sufficient without counting the vote of the interested director or directors and the contract or transaction is just and reasonable as to the corporation at the time it is authorized, approved or ratified; or

(3) As to contracts or transactions not approved as provided in paragraph (1) or (2), the person asserting the validity of the contract or transaction sustains the burden of proving that the contract or transaction was just and reasonable as to the corporation at the time it was authorized, approved or ratified.

Neither a mere common directorship nor a member-patron relationship on terms available to all members constitutes a material financial interest within the meaning of this section. A director is not interested within the meaning of this section in a resolution fixing the compensation of another director as a director, officer, or employee of the corporation, notwithstanding the fact that the first director is also receiving compensation from the corporation.

C. Contracts with Entities with Common Directors

No contract or other transaction between the corporation and any corporation, business corporation, or association of which one or more of its directors are directors is either void or voidable because such director or directors are present at the meeting of the board or a committee thereof which authorizes, approves or ratifies the contract or transaction, if:

(1) The material facts as to the transaction and as to such director's other directorship are fully disclosed or known to the board or committee, and the board or committee authorizes, approves, or ratifies the contract or transaction in good faith by a vote sufficient without counting the vote of the common director or directors or the contract or transaction is approved by the members in good faith; or

(2) As to contracts or transactions not approved as provided in paragraph (1), the contract or transaction is just and reasonable as to the corporation at the time it is authorized, approved or ratified.

This section does not apply to contracts or transactions covered by section XIII(B).

D. Determination of a Quorum for Meetings regarding the Approval of a Contract with an Interested or Common Director

Interested or common directors may be counted in determining the presence of a quorum at a meeting of the board or a committee thereof which authorizes, approves, or ratifies a contract or transaction described in this Article.

ARTICLE XIV: BYLAW AMENDMENT

Bylaws may be adopted, amended, or repealed by approval of three-quarters of the current Worker-members in good standing, provided, however, that adoption, amendment, or repeal also requires approval by the members of a class or series if that action would do any of the following:

(1) Materially and adversely affect the rights or obligations of that class or series as to voting, dissolution, redemption, transfer, distributions, patronage dividends, patronage, property rights, or rights to repayment of contributed capital, in a manner different than such action affects another class or another series within the same class.

(2) Materially and adversely affect such class or series as to voting, dissolution, redemption, transfer, distributions, patronage dividends, patronage, property rights, or rights to repayment of contributed capital, by changing the rights, privileges, preferences, restrictions or conditions of another class or another series within the same class.

(3) Increase or decrease the number of memberships authorized for the class.

(4) Increase the number of memberships authorized for another class.

(5) Effect an exchange, reclassification or cancellation of all or part of the memberships of the class or series.

(6) Authorize a new class of memberships.

Except as provided in Sections 12331, 12360, 12364, 12462, and 12484 of the California Cooperative Corporation Law, the board of directors may also adopt, amend, or repeal bylaws unless the action would do any of the following:

(1) Materially and adversely affect the rights or obligations of members as to voting, dissolution, redemption, transfer, distributions, patronage dividends, patronage, property rights, or rights to repayment of contributed capital.
(2) Increase or decrease the number or members authorized in total or for any class.
(3) Effect an exchange, reclassification, or cancellation of all or part of the memberships.
(4) Authorize a new class of membership.

A bylaw specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable board or vice versa may only be adopted by approval of the members.

A provision in the bylaws requiring a greater vote than is required by law shall not be altered, amended, or repealed except by the greater vote, unless otherwise provided in the bylaws.

No amendment of the articles or bylaws may extend the term of a director beyond that for which the director was elected, nor may any bylaw provision increasing the terms of directors be adopted without approval by the affirmative vote of a majority of the votes represented and voting at a duly held meeting at which a quorum is present (which affirmative votes also constitute a majority of the required quorum) or written ballot in conformity with Section 12463 of the California Corporations Code.

EXHIBIT B
2017 REVIEWED FINANCIAL STATEMENTS
(FILED WITH THIS FORM C/A)

EXHIBIT C
PITCH DECK





THE **PROBLEM**

- In the continental United States and Canada there are few year round, reliable and easily located channels outside of Hawai'i for families, friends and loved ones to purchase a variety of leis for sacred, celebratory and bereavement occasions.

- Leis are commonly sold as a street product during graduations. Schools and colleges, are seeking a more formal relationship between lei vendors and themselves to prevent potential harm and liability to families in the same way graduation regalia, class rings and personalized invitations are sold.

- Consumers are becoming more aware of the impacts of cheap labor and the large carbon foot prints of the products they purchase, and so they are seeking a more regeneratively grown, locally sourced and equitably produced lei.

tiffany@theleicompany.com

THE **SOLUTION**

The Lei Company Cooperative, Inc. headquartered in Oakland, California provides a solution to all of the previous problems because:

- We will provide a year round avenue for consumers to purchase a variety of leis from our Oakland, Ca production and distribution facility.

- We mitigate potential liability and harm to schools, graduates and their families and loved ones by providing more formal purchasing avenues via on-site school sanctioned pre-graduation day sale of leis and online ordering avenues via our website and branded Amazon store.

- All our nonperishable contemporary leis are made with high quality *Made In America* materials and our perishable botanical leis are made with as much locally sourced flora as possible. Our starting wage is $15 an hour. Well above our local minimum wage. We also source specialty lei materials and nonperishable leis from Vanua Levu, Fiji and Lamotrek - Yap, Federated States of Micronesia and contribute to the economies of our home islands.

tiffany@theleicompany.com

How does this market fit with the graduation retail season?

National Retail Federation reports that in 2017 graduation spending reached an all-time high at $5.6B, topping the previous year's record at $5.4B.

COMPETITION

Our competition includes:
- Hawaiian lei companies that export leis to the continental United States.
- Local florist shops
- Big Box and grocery store chain floral departments like Costco and Safeway
- Independent sellers that sell leis as part of the street/underground economy

However, in OUSD and Alameda County, we have
NO COMPETITION in the school sanctioned pre-graduation day sales.

tiffany@theleicompany.com

COMPETITIVE **ADVANTAGES**

- We offer a consistent avenue to purchase a diverse array of perishable and non-perishable leis a part from the floral industry and Hawaiian lei companies

- We can easily access and drive the market for leis on the Continent

- Company function from a 100 year business plan

- Integrative Business – Spirit, People, Planet & Profit

- Empower cultural preservation and evolution of leis, lei making and lei makers

- Products are developed with compassion and empathy

- Rooted locally and internationally and are global thought leaders in the Pacific cultural industries

tiffany@theleicompany.com

REVENUE FORECAST

Forecast uses graduation season sales targets as the bedrock of the projected revenues and is dependent on whether we can raise the needed funding to implement our marketing and sales strategy.

	2019	2020	2021	2022
Revenue	$307K	$392M	$450K	$2.9M
Net income	$59K	$76K	$98K	$176K

2018 Focus: Oakland Unified School District
2019 Focus: All 9 Counties of the San Francisco Bay Area
2020: All Northern California Counties
2021: State of California

tiffany@theleicompany.com

RAISED TO DATE: $75K

$75K Nonvoting Preferred Memberships, 5% targeted yearly dividend – Private Equity

Future Plans

Cooperative will invest heavily in building and implementing our marketing and sales strategy which includes hiring dedicated marketing and sales staff.

Raising: **$1 Million**

tiffany@theleicompany.com

USE OF FUNDS



- Marketing

- Personnel

- COGS

- Production Facility

- R&D for Funeral & Wedding Industry

- Coop/Business Development**

tiffany@theleicompany.com

MANAGEMENT **TEAM**



Tiffany Rose Naputi Lacsado, MBA

Founder & CEO



Manumalo Ala'ilima
Advisor – Culture
Portland, OR



Corey 'S' Dishmon, JD
Director - Legal & HR
Oakland, CA



Kristin Clayton
Director – Marketing
Boston, MA



Dr. Raquel Pinderhughes, PhD
Advisor- Ecology & Coop Development
Berkeley, CA



Jenny Kassan, JD*
Advisor – Investment Strategy
Fremont, CA



CONTACT US

The Lei Company

We are raising capital

Let's talk: tiffany@theleicompany.com

510.850.1004 - cell

EXHIBIT D
CAMPAIGN VIDEO TRANSCRIPT

THE LEI COMPANY CROWDFUNDING CAMPAIGN VIDEO TRANSCRIPT

President Tiffany Lacsado speaking:

The Lei resonates with many many cultures.

Lei represent love affection, respect and honor

But addition to that, we have added abundance and prosperity.

The mission of The Lei Company is to reclaim the sacredness of lei, to spread the values of the Pacific Islander community through the sale of leis and to uplift our people out of poverty.

In the United States we see the lei being bastardized. You can sell them at the dollar store. They're mass produced in China.

The Lei Company also wants to expand the market for leis from being a graduation seasonal item to an item that can be enjoyed all year round.

During the graduation retail season, they're sold primarily as a black-market product. One of the goals of The Lei Company is to move that product from being a street product to a shelf product. It increases the cultural value of leis and the price that you pay for leis which helps provide jobs for our community.

As Pacific Islander people we understand how to work cooperatively and how to run things sustainably. We not only care about lei-making as a craft but we also really care about the supply chain of leis. We are committed to sourcing locally. We hope to create jobs by growing our own flowers.

If you're an investor who believes in spreading love and joy in a way that uplifts culture and community, then you are the perfect investor for us.

EXHIBIT E
CAMPAIGN PAGE TEXT



CROWDFUND mainstreet

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The Lei Company Cooperative, Inc

California 94605

The Lei Company Cooperative Inc is Pasifika - Melanesian, Micronesian and Polynesian women's worker owned lei making cooperative. We produce and sell sacred, celebratory and bereavement lei.
The Lei Company's mission is to provide a year-round and environmentally conscious avenue to purchase leis. We steward and evolve the craft of lei making, cultivate and support lei makers, and provide business ownership opportunities, training and employment to the Pasifika – Melanesian, Micronesian and Polynesian community. We are locally rooted yet have a continuously growing global reach with fair trade partnerships with artisans in Fiji and the Federated States of Micronesia.



The Lei Company Investment Campaign Pro...

#Sustainability #Community #DiverseFounders #WomanFounders #ImmigrantFounders #SocialEnterprise #Services #Retail #Arts #Cooperative

$0 RAISED
of $1,070,000 maximum target

$200K MINIMUM

84 DAYS LEFT

1 INVESTMENTS

Invest

Offering

Equity

leiformc.pdf

TLC_CMS_PitchDeck_Final.pdf

Mission

"Leis are a fragile art form, and giving lei represents love, affection, respect and honor. Leis exemplify arms entwined about another person's neck - mother and child, lover and beloved, friend and friend. And the memory lasts forever." ~Smithsonian Institute Master Lei Maker, Marie A. McDonald

"We must create things for ourselves, to create established standards of excellence that match those of our ancestors." ~Dr. Epeli Hau'ofa

Each exquisite locally handcrafted lei directly empowers our artisans, their families and our local economy.
Our theory of change is simple:
~Reclaim the sacred. Inspire, educate and empower community members to become entrepreneurs though the art of lei making.
~Spread our values of GIVING and RECIPROCITY through the sale of our exquisite leis around the world.
~Break the cycle of poverty, continue a legacy of community wealth building and together weave a brighter future.

The Lei Company is breaking the cycle of poverty through entrepreneurship and sustainable job creation.

In 2013, the National Coalition for Asian Pacific Community Development reported that in the wake of the recession, from 2007-2011, Pacific Islander poverty in the United States increased 60%, 2.4 times greater than the national increase of 27%.

Residing in the San Francisco Bay Area with its skyrocketing cost of living and widespread displacement, our artisans are feeling the crunch and are finding it harder to climb out of poverty even though the national economy is improving.

Through the Lei Company's entrepreneurial and community wealth building education, we are now empowered to reclaim the sacredness of our lei making heritage and earn a healthy income through dignified work.

This is our foundation for a brighter future, woven with a hand up, not a hand out.

Investment Perks

$1,000	$5,000	$10,000
Mokopuna (Grandchildren) Level	Che'lu (Sibling) Level	Fale (House) Level
10% Discount on Lei for 1 year	All of the above + Free Lei	All of the above + Family pack of 4 Lei

$25,000	$100,000
Vaka (Canoe) Level	Maga'haga (Chieftess) Level
All of the above + Investor's party with Pacific Island food and entertainment	All of the above +seat on advisory board

All campaigns are minimum or nothing; The Lei Company Cooperative, Inc will only receive funding if the minimum goal is reached.

Key Facts & Financials

○ 1st Pasifika – Melanesian, Micronesian and Polynesian Women's Worker Owned Cooperative in the continental United States

○ 1st Company to Sell Money Lei on the

TheLeiCoopAOI.pdf

The Lei Company – 2017 Reviewed Fi...

Amazon.com platform. Thus making us the
first company to sell money on the
platform.

- ○ 1st Official Lei Vendor for the Oakland
  Unified School District

- ○ 1st Pasifika Business to be honored by
  Oakland Mayor Libby Schaaf and awarded
  the 2018 Small Business Award

- ○ Raised $75000 in PreSeed Investment in
  Equity & Debt

- ○ Great Sales Traction - Sold 189 Units and
  brought in $17,000 YTD in Revenue. Sold
  lei in 12 US states and 1 nonperishable lei
  was shipped to Holland.

- ○ Business operations generated 9 jobs both
  employee and contract workers. Fair Trade
  Partnerships with artisans in Fiji and the
  Federated States of Micronesia

- ○ Founder developed and piloted the Pasifika
  Center Community Wealth Building
  Program's Business & Entrepreneurship
  Training Program

- ○ Founder previously successfully
  crowdfunded a $8000 preseed Kiva US Loan

- ○ Member of the Healthy Havenscourt
  Collaborative East Oakland Business
  Working Group

- ○ What our investors are saying about us: "I
  invested in The Lei Company because I have
  seen how leis sell themselves and I believe
  this cooperative has the leadership and
  competitive advantage to organize and fully
  corner the market for leis. They are a
  trailblazing company who I believe will not
  only make a profit but will return the
  economic benefit of leis to the people
  whose culture it comes from." ~Wanda Fay
  Rayford, Pre-seed Investor

The Lei Company Cooperative, Inc
Story

The Lei Company's mission is to provide a year-round and environmentally
conscious avenue to purchase leis for sacred, celebratory and bereavement
occasions. We steward and evolve the craft of lei making, cultivate and
support lei makers, and provide business ownership opportunities, training

and employment to the Pasifika — Melanesian, Micronesian and Polynesian community. We are locally rooted yet have a continuously growing global reach with fair trade partnerships with artisans in Fiji and the Federated States of Micronesia. Our theory of change is simple: Reclaim the Sacredness of lei -- Spread our values of giving, reciprocity and environmental regeneration through lei -- Alleviate cyclical poverty through the sale of lei.

The Founders



Tiffany Rose Naputi Lacsado

Founder & CEO

Tiffany Rose Naputi Lacsado is a daughter of Guam and started making lei in middle school. She is pursuing an Integral MBA in Creative and Regenerative Enterprise from Meridian University and holds a Bachelor's degree in Social Change & Activism with an emphasis on Social Entrepreneurship from New College of California. She resides in Oakland, California and is a mom of 3 children six and under. She has founded technology and agricultural micro-lending social enterprises internationally in Calapan City and Mansalay, Oriental Mindoro, Philippines. Her holding company the Tiffany Lacsado Companies also includes 2 other startups -The Rancho Las Lacsado Retreat Center in Yucca Arizona and The Kula Exchange, a company that aims to cultivate the business education methodologies, technological, and logistical solutions for artisans from island nations to increase their GDP by participating in the diaspora and global export art market.

The Team



Fipe Kaufusi

Founding Cooperative Member

Daughter of Tonga and Samoa. Mom of 5. Founding Cooperative Member. A new minted lei maker who cares about continuing the indigenous art of lei. Fipe received her Associate of Science in Medical Assisting is 2010 and an Associates of Arts degree in 2011 from Heald College. Fipe is planning on using her experience as a cooperative business owner to open a Pasifika community health center. Fipe is a lifelong learner and is passionate about learning and contributing to her Pasifika and Oakland/Bay Area communities.



Leilua Malieitulua

Founding Lei Maker

Daughter of Samoa, first time mom and founding lei maker, Leilua started making leis when she was in high school. She usually made leis for loved ones on special occasions to show her love, appreciation and support. She is a student in the Critical Pacific Islands studies program at City College of San Francisco. She is passionate about keeping culture alive for future generations to understand Polynesian peoples and culture and to also understand how far they've come as a people. She believes Polynesian culture is such a rich culture that she enjoys sharing with the world and is proud to be a part of endeavors that allow her to do so.



Sala Malieitulua

Founding Lei Maker

Sala Malieitulua Daugter of Samoa. Aunt of 10 and founding lei maker. Sala has been making lei since she started her career in Polynesian dance at the age of 8. Sala serves as The Lei Company's production manager and leads the charge of developing new products and designs for our upcoming launch into the funeral and wedding floral industries. She is a student in the Critical Pacific Islander Studies at City College of San Francisco and is also the lead choreographer and instructor at Le Ala Polynesian Dance Company. Sala is passionate about her family and helping out Pacific Islander high school and college clubs across the Bay Area with her choreography.



Lenna Malieitulua
Founding Lei Maker

Daughter of Samoa, grandmother of 10 and founding lei maker. Auntie Lenna (as we call her) has been making lei her whole life. Auntie Lenna serves as a kulture keeper and advisor to the cooperative. Auntie Lenna is a newly minted student in the Critical Pacific Islander Studies at City College of San Francisco and is also the owner and artistic director of the Award Winning Le Ala Polynesian Dance Company. Auntie Lenna is passionate about creating opportunities for Pasifika families to flourish and is committed to training low-income Pasifika youth in Polynesian dance and ensuring them the opportunity to compete in Polynesian dance competitions where they are often the minority.



Raymond Macapagal
Founding Lei Maker

Son of the Kingdom of Hawai'i and a newly minted lei maker. Ray is passionate about composing original Hawai'ian music and advocating for the rights of the visually impaired.



Kristin Clayton
Director, Marketing

Kristin has over 20 years of experience in strategic marketing management, analysis, and brand development. Having held senior level positions in marketing, and operations with a focus in building digital and social media engagement for Citizens Bank and Blue Cross Blue Shield, she is currently the Marketing Manager for Brookline Bank in Boston, MA. Kristin has a BS from Lesley College in Cambridge, MA and lives with her family in Boston, MA. and enjoys reading a good book on the beach in her downtime.



Manumalo Ala'ilima
Advisor, Culture Keeper

Manumalo "Malo" Ala'ilima came to Portland, Oregon three years ago from the San Francisco Bay area and is a Samoan American butch lesbian or "fa'afatama"/"fa'atama"/"fa'atamaloa", Samoan for "in the manner of a male" and uses all pronouns. Malo is a new board member for the Q Center, which provides a safe space to support and celebrate LGBTQ diversity, equity, visibility and community building. Malo has been involved with APANO (Asian Pacific American Network of Oregon) for nearly two years and is currently serving on their Board Nominating and Development Committee. Malo also is a member of the Pacific Islander Coalition, which is a culturally specific advisory board for the Multnomah County Health Department. Malo recently founded and is the chair for U.T.O.P.I.A. PDX (United Territories of Pacific Islanders Alliance Portland), which provides sacred spaces for QTPIs — Queer and Transgender Pacific Islanders — through community organizing, political engagement and cultural stewardship. She is also a board member for U.T.O.P.I.A. Seattle. Malo was educated at the University of Southern California in Los Angeles, California and majored in Political Science and Public Policy and Management and has worked for the American Red Cross for over a decade and has worked in various departments and geographically regions. Malo currently works for their West Division Quality Assurance team in Portland. When Malo's not busy trying to save the world, she enjoys spending time with her girlfriend, visiting family, singing karaoke, and being a foodie around town.



Dr. Raquel Pinderhughes, PhD
Advisor, Ecology & Cooperative Development

Raquel Pinderhughes, Ph.D. is Professor of Urban Studies and Planning at San Francisco State University and the Founder and Executive Director of Roots of Success. An internationally recognized expert on green jobs, green jobs training and environmental literacy, Raquel has decades of experience working with incarcerated, low-literacy and first-time college populations. Her Green Job Training Model was used to form the Oakland Green Job Corps and inform the Obama Administration's Pathways out of Poverty Initiative funded with ARRA funds.



Corey S. Dishmon, JD
Director, Legal & Human Resources

Corey 'S' Dishmon is Head of Legal and Business Development for Molecular Diagnostics at Siemens Healthineers. Prior to Siemens, Corey worked in-house at Lawrence Livermore National Laboratory as Assistant General Counsel, and at Monogram Biosciences/LabCorp as Senior Attorney, where she headed Legal and HR. She has also held firm positions as Transactional Associate Attorney and Mergers & Acquisitions Associate. Corey received her Juris Doctorate from UC Berkeley, School of Law. Her hobbies include running, cycling and urban farming.



Jenny Kassan, JD
Advisor, Investment Strategy

Jenny has over two decades of experience as an attorney and advisor for mission-driven enterprises. She has helped her clients raise millions of dollars from values-aligned investors and raised over $1 million for her own businesses. Jenny is certified as a coach by the International Association of Women in Coaching.

She is the author of Raise Capital on Your Own Terms: How to Fund Your Business without Selling Your Soul (Berrett-Koehler, October 2017).

Jenny earned her J.D. from Yale Law School and a masters degree in City and Regional Planning from the University of California at Berkeley.

She served on the Securities and Exchange Commission Advisory Committee on Small and Emerging Companies. She submitted the petition to the SEC that led to the passage of the 2012 JOBS Act and was present at the White House signing ceremony.

Jenny is also a fellow at Democracy Collaborative and the co-founder of the Force for Good Fund.

Before becoming a securities lawyer, Jenny worked for eleven years at a nonprofit community development corporation in Oakland, where she served as staff attorney and managed community economic development projects including the formation and management of several social ventures designed to employ and create business ownership opportunities for low-income community residents.

Jenny is the President of Community Ventures, a nonprofit organization dedicated to promoting the economic and social development of communities. She also co-founded the Sustainable Economies Law Center, a nonprofit that provides legal information to support sustainable economies.

Jenny served as a director of Berrett-Koehler Publishers. She is a member of the Content Advisory Panel of Conscious Company Magazine and serves on the advisory boards of Lioness Magazine and Investibule.



www.theleicompany.com

Comments



Vanessa Warheit
Added 5 days ago

Hi Tiffany - I found a typo on your Form C: "and there is guarantee that, in such a scenario, such additional capital would be available on terms favorable to the company or its Members, or at all." I feel fairly certain this should read "and there is no guarantee..." :) - Vanessa

Tiffany Rose LACSADO Promoter
Added 3 days ago

Hafa adai Vanessa! Thank you for considering an investment in The Lei Company. You are correct. The correct disclosure should read: "The company may need to raise additional capital. Although the company expects that it will be able to raise in this offering an amount of capital that will be sufficient to meet its requirements for the foreseeable future, the company is not working with an underwriter, placement agent or similar party, and so there is no guarantee that the company will raise any particular amount in this offering. In addition, the company's capital requirements could be greater than currently anticipated. Thus, it is possible that

the company would need to raise additional capital to expand or even continue operating its business, and there is no guarantee that, in such a scenario, such additional capital would be available on terms favorable to the company or its Members, or at all."

Invest




EXHIBIT F
ARTICLES OF INCORPORATION
(FILED WITH THIS FORM C/A)